UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13(d)-2(b)

                           FIRST ADVANTAGE CORPORATION
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                   31845F 10 0
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                                 (CUSIP Number)

                                November 17, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_| Rule 13d-1 (b)

        |X| Rule 13d-1 (c)

        |_| Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





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CUSIP No. 31845F 10 0                                                Page 2 of 6

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1.  Name of Reporting Person:                  I.R.S. Identification Nos. of
                                               above persons (entities only):

   (i)  Habari Trading LLC, a Nevada limited   (i) Not applicable
        liability company
   (ii) Robert Afshar                          (ii) Not applicable
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2.  Check the Appropriate Box if a Member of a Group:
       (a)|_|
       (b)|_|
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3.  SEC Use Only:
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4.  Citizenship or Place of Organization: (i) Habari Trading LLC: Nevada;
    (ii) Robert Afshar: United States of America
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                5.  Sole Voting Power: (i) Habari Trading LLC: 741,482
Number of                              (ii) Robert Afshar: 741,482 (1)
  Shares        ----------------------------------------------------------------
Beneficially    6.  Shared Voting Power:  (1)
 Owned by       ----------------------------------------------------------------
   Each         7.  Sole Dispositive Power: (i) Habari Trading LLC: 741,482
Reporting                                   (ii) Robert Afshar: 741,482 (1)
Person With     ----------------------------------------------------------------
                8.   Shared Dispositive Power: (1)
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
       (i) Habari Trading LLC: 741,482
       (ii) Robert Afshar: 741,482 (1)
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
       |_|
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11.  Percent of Class Represented by Amount in Row (9):
       8.4%
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12.  Type of Reporting Person:
     (i) Habari Trading LLC: OO
     (ii) Robert Afshar: IN
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     (1) 741,482 shares of Class A Common Stock are held by the Reporting Person
Habari Trading LLC. Robert Afshar owns 100% of the membership interest in, and is the managing member of, Habari Trading LLC, and as a result, has the ability to control the voting power or dispositive power over any of these shares owned by Habari Trading LLC.

CUSIP No. 31845F 10 0                                                Page 3 of 6

Item 1. (a) Name of Issuer.
First Advantage Corporation

Item 1. (b) Address of Issuer's Principal Executive Offices.
One Progress Plaza, Suite 2400, St. Petersburg, FL 33701

Item 2. (a) Name of Person Filing.
This Schedule 13G is jointly filed on behalf of each of the following "Reporting Persons":
(i) Habari Trading LLC
(ii) Robert Afshar Item

2. (b) Address of Principal Business Office or, if none, Residence.
(i) Habari Trading LLC: 2857 Paradise Road, Suite 903, Las Vegas, Nevada 89109
(ii) Robert Afshar: 2857 Paradise Road, Suite 903, Las Vegas, Nevada 89109

Item 2. (c) Citizenship.
(i) Habari Trading LLC is a Nevada limited liability company
(ii) Robert Afshar is a citizen of the United States of America

Item 2. (d) Title of Class of Securities.
Class A Common Stock, par value $.001 per share.

Item 2. (e) CUSIP Number.
31845F 10 0

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CUSIP No. 31845F 10 0                                                Page 4 of 6


Item 3. If this Statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.
(a) and (c). 741,482 shares of Class A Common Stock are held by the Reporting Person Habari Trading LLC. Robert Afshar owns 100% of the membership interest in, and is the managing member of, Habari Trading LLC, and as a result, has the ability to control the voting power or dispositive power over any of these shares owned by Habari Trading LLC.

(b) The Reporting Person Habari Trading LLC has beneficial ownership of approximately 8.4% of the Class A Common Stock. Based on information provided by the Issuer, as of the close of business on November 7, 2005, there were 8,783,871 shares of Class A Common Stock outstanding.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

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CUSIP No. 31845F 10 0                                                Page 5 of 6


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 31845F 10 0                                                Page 6 of 6

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2005


Reporting Person:

HABARI TRADING LLC


      By: /s/ Robert Afshar
          ---------------------------------------
          Robert Afshar, Managing Member




Reporting Person:

/s/ Robert Afshar
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Robert Afshar